Exhibit 99.3

ALARUM TECHNOLOGIES LTD.

PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Chen Katz, Chairman of the Board of Directors, Mr. Shachar Daniel, Chief Executive Officer and a Director, Mr. Shai Avnit, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alarum Technologies Ltd. (the “Company”) which the undersigned is entitled to vote at Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s counsel’s offices at 28 Haarba’a, Hagag Tower, North Building, 34th floor, Tel Aviv, Israel, on November 2, 2023, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of an Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy Card will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ALARUM TECHNOLOGIES LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: November 2, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the adoption of a new compensation policy for the Company’s officers and directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

1a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 1?*

* If you do not indicate a response YES for this item 1a, your shares will not be voted for Proposal No. 1.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 1 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 1

2.	To approve an increase of the per-meeting compensation and annual fee for non-executive directors of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*

* If you do not indicate a response YES for this item 2a, your shares will not be voted for Proposal No. 2.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 2 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 2

3.	To approve a grant of Restricted Share Units (“RSUs”) to non-executive directors of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

* If you do not indicate a response YES for this item 3a, your shares will not be voted for Proposal No. 3.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 3 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3

4.	To approve a grant of RSUs to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 4?*

* If you do not indicate a response YES for this item 4a, your shares will not be voted for Proposal No. 4.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 4 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4

5.	To approve a grant of RSUs to Mr. Chen Katz, the Company’s chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 5?*

* If you do not indicate a response YES for this item 5a, your shares will not be voted for Proposal No. 5.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 5 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 5

6.	To approve an update to the monthly fee of Mr. Chen Katz, the Company’s chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6?*

* If you do not indicate a response YES for this item 6a, your shares will not be voted for Proposal No. 6.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 6 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6

7.	To approve an annual equity-based plan for Company’s directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7?*

* If you do not indicate a response YES for this item 7a, your shares will not be voted for Proposal No. 7.

We believe that shareholders should generally mark “YES.” The only exception, to our knowledge, applicable to this proposal 7 under Israeli law is our directors, officers, their relatives and their affiliates (for a detailed definition of “personal interest” under Israeli law, please see our Proxy Statement)

☐	YES, I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in the partnership name by authorized person.

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